[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
October 26, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn: Mr. Jeffrey Riedler

Re:	Aristotle Holding, Inc. Registration Statement on Form S-4 Filed October 6, 2011 (File No. 333-177187)
Dear Mr. Riedler:
     On behalf of Aristotle Holding, Inc. (“Aristotle” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, received by email on October 17, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 (the “Registration Statement”), filed by the Company on October 6, 2011. The responses are based on information provided to us by the Company, Express Scripts, Inc. (“Express Scripts”), Medco Health Solutions, Inc. (“Medco”) and Medco’s counsel. We represent the Company and Express Scripts. To the extent any response relates to information concerning the Medco or its counsel, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.
     The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the changed pages in the Registration Statement marked against the Registration Statement as filed on October 6, 2011 reflecting the changes to the Registration Statement proposed to address the Staff’s comments. In addition, we have included two further marked pages reflecting changes we intend to include in our next filing.
     As previously discussed with the Staff, we would anticipate that the Company would file an amendment to the Registration Statement (the “Amendment”) reflecting these changes, as well as additional changes required to update the disclosure contained in the Registration Statement, following the filing by each of Express Scripts and Medco of each company’s periodic report for the periods ended September 30, 2011 and September 24, 2011, respectively.
     It is our hope that, following the filing of the Amendment, all responsive material will have been provided and that the Company would be in a position to obtain an effective date of the registration statement and to complete a definitive filing.
Material U.S. Federal Income Tax Consequences
Tax Consequences of the Mergers Generally, page 139
1.	You disclose on page 139 of your prospectus:
Express Scripts and Medco intend that the Express Scripts merger and the Medco merger, taken together, be treated as an exchange described in Section 351 of the Code. It is a condition to Medco’s obligation to complete the Medco merger that Medco receive a written opinion of its counsel, Sullivan & Cromwell, to the effect that the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code. It is a condition to Express Scripts’ obligation to complete the Express Scripts merger that New Express Scripts receive an opinion of its counsel, Skadden, to the effect that the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code.
In addition, on page 140 of your prospectus, your description of the tax consequences, “assumes that in accordance with the opinions referred to above, the Express Scripts merger and the Medco merger, taken together, will qualify as an exchange described in Section 351 of the Code.” Please revise the disclosure in your prospectus to summarize the opinions of Sullivan & Cromwell and Skadden to be filed as Exhibits 8.1 and 8.2, namely that under current United States federal income tax law, the mergers will be treated as an exchange within the meaning of Section 351 of the Code and the tax consequences of that determination. The disclosure in the opinions and the prospectus must be consistent. Please see Staff Legal Bulletin No. 19 for more information regarding the relevant required disclosure in your prospectus and the appropriate language to be provided in the tax opinions.

The disclosure on page 140 of the Registration Statement has been revised in accordance with the attachment delivered to the Staff concurrent with this letter in response to the Staff’s comment in order to address the Staff’s comment and, if acceptable to the Staff, such revisions will be included in the Amendment.

2.	With regard to Exhibits 5.1, 8.1 and 8.2, please note that final, dated and signed opinions will need to be filed as exhibits to an amended registration statement prior to effectiveness. Please note that your tax opinions should not only opine as to whether the transaction qualifies as an exchange under Section 351, but should also opine as to the material tax consequences of qualifying under Section 351. Please file these exhibits as soon as possible. We may have additional comments.

Exhibits 5.1, 8.1 and 8.2 have been provided, on a supplemental basis, to the Staff in connection with the delivery of this letter. If these form of opinions are acceptable to the Staff, the Company would expect to include the final, dated and signed versions of such opinions in the Amendment.
* * *
     Please direct any questions concerning this letter to the undersigned at (212) 735-3457 or Kenneth Wolff at (212) 735-2681.

Very truly yours,
/s/ Kyle T. Seifried
Kyle T. Seifried

cc:	Keith J. Ebling, Esquire
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121

John Krug, Senior Counsel
Jennifer Riegel, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

the Medco common stock. There is no assurance that the mergers will be completed, that there will not be a delay in the completion of the mergers or that all or any of the anticipated benefits of the mergers will be obtained. See “The Mergers — Stock Exchange Listing Stock and Stock Prices” for ranges of historic prices of Express Scripts common stock and Medco common stock.

Obtaining required regulatory approvals may prevent or delay completion of the mergers or reduce the anticipated benefits of the mergers or may require changes to the structure or terms of the mergers.

Consummation of the mergers is conditioned upon, among other things, the expiration or termination of the waiting period (and any extensions thereof) applicable to the mergers under the HSR Act. At any time before or after the mergers are consummated, any of the DOJ, the FTC or U.S. state attorneys general could take action under the antitrust laws in opposition to the mergers, including seeking to enjoin completion of the mergers, condition completion of the mergers upon the divestiture of assets of Express Scripts, Medco or their subsidiaries or impose restrictions on New Express Scripts’ post-merger operations. These could negatively affect the results of operations and financial condition of the combined company following completion of the mergers. Any such requirements or restrictions may prevent or delay completion of the mergers or may reduce the anticipated benefits of the mergers, which could also have a material adverse effect on the combined company’s business and cash flows, financial condition and results of operations. Additionally, Express Scripts has agreed to take certain actions, conditioned on the closing, to the extent necessary to ensure satisfaction, on or prior to the outside date (as it may be extended), of certain conditions to the closing of the mergers relating to regulatory approvals as further described in the section titled “The Mergers — Governmental and Regulatory Approvals” beginning on page [  ]. Certain of these actions may be taken after receipt of the approval of the stockholders of each of Medco and Express Scripts and it is not currently contemplated that any such stockholder approval would be resolicited in the event that any of these actions are taken after the special meetings.

Consummation of the mergers is also conditioned upon the receipt of certain approvals from, and making filings with, the Centers for Medicare & Medicaid Services and certain state insurance departments relating to Express Scripts’ and Medco’s insurance company subsidiaries. The condition relating to the receipt of certain approvals from, and making filings with, the Centers for Medicare & Medicaid Services and certain state insurance departments is deemed to be satisfied, if it is not earlier satisfied, on the fifth business day prior to the outside date, without giving effect to any extension thereof. No assurance can be given that the required regulatory approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all such approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. See “The Merger Agreement — Conditions to Completion of the Mergers” for a discussion of the conditions to the consummation of the mergers and “The Mergers — Regulatory Approvals” for a discussion of the regulatory approvals required in connection with the consummation of the mergers.

Failure to successfully combine the businesses of Express Scripts and Medco in the expected time frame may adversely affect New Express Scripts’ future results.

The success of the mergers will depend, in part, on New Express Scripts’ ability to realize the anticipated benefits from combining the businesses of Express Scripts and Medco as further described in the section titled “The Mergers — Recommendation of the Express Scripts Board; Express Scripts’ Reasons for the Mergers” beginning on page [  ] and “The Mergers — Recommendation of the Medco Board; Medco’s Reasons for the Merger” beginning on page [  ]. To realize these anticipated benefits, the businesses of Express Scripts and Medco must be successfully combined. Historically, Express Scripts and Medco have been independent companies, and they will continue to be operated as such until the completion of the mergers. The management of New Express Scripts may face significant challenges in consolidating the functions of Medco and Express Scripts, integrating the technologies, organizations, procedures, policies and operations, as well as addressing the different business cultures at the two companies, and retaining key personnel. If the combined company is not successfully integrated, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. The integration may also be complex and time consuming, and require substantial resources and effort. The integration process and other disruptions resulting from the the termination fee. In addition, upon adoption of the merger agreement by the Express Scripts or Medco stockholders at either company’s special meeting, the right of such adopting party to terminate the merger agreement in response to a superior proposal is eliminated. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Express Scripts or Medco from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher price per share than that proposed in the mergers, or might result in a potential competing acquiror proposing to pay a lower price per share to acquire Express Scripts or Medco than it might otherwise have been willing to pay.

Certain directors and executive officers of Express Scripts and Medco may have interests in the mergers that are different from, or in addition to or in conflict with, yours.

Executive officers of Express Scripts and Medco negotiated the terms of the merger agreement and the boards of Express Scripts and Medco approved the merger agreement and unanimously recommend that you vote in favor of the proposal to adopt the merger agreement. These directors and executive officers may have interests in the mergers that are different from, or in addition to or in conflict with, yours. These interests include the continued employment of certain executive officers of Express Scripts and Medco by New Express Scripts, the continued positions of certain directors of Express Scripts and Medco as directors of New Express Scripts, and the indemnification of former Medco directors and Express Scripts and Medco officers by New Express Scripts and the surviving corporations. With respect to Medco directors and executive officers, these interests also include the treatment in the Medco merger of employment agreements, change-of-control severance agreements, restricted stock units, deferred stock units, options and other rights held by these directors and executive officers. You should be aware of these interests when you consider your board of directors’ recommendation that you vote in favor of the mergers. For a discussion of the interests of directors and executive officers in the mergers, see “The Mergers — Interests of Officers and Directors in the Mergers.”

The shares of New Express Scripts common stock to be received by Medco stockholders and Express Scripts stockholders as a result of the mergers will have different rights from shares of Medco common stock and Express Scripts common stock.

Following completion of the mergers, Medco stockholders and Express Scripts stockholders will no longer be stockholders of Medco and Express Scripts but will instead be stockholders of New Express Scripts. There will be important differences between your current rights as a Medco stockholder or Express Scripts stockholder and your rights as a New Express Scripts stockholder. See “Comparison of Stockholder Rights” for a discussion of the different rights associated with Express Scripts common stock and Medco common stock.

Both Express Scripts stockholders and Medco stockholders will have a reduced ownership and voting interest after the mergers and will exercise less influence over management.

After the completion of the mergers, the Express Scripts stockholders and Medco stockholders will own a smaller percentage of New Express Scripts than they currently own of Express Scripts and Medco, respectively. Upon completion of the mergers, it is anticipated that Express Scripts stockholders, on the one hand, and Medco stockholders, on the other hand, will hold approximately 60% and 40%, respectively, of the shares of common stock of New Express Scripts issued and outstanding immediately after the consummation of the mergers. Consequently, Express Scripts stockholders, as a group, and Medco stockholders, as a group, will each have reduced ownership and voting power in the combined company compared to their ownership and voting power in Express Scripts and Medco, respectively. In particular, Medco stockholders, as a group, will have less than a majority of the ownership and voting power of New Express Scripts and, therefore, will be able to exercise less collective influence over the management and policies of New Express Scripts than they currently exercise over the management and policies of Medco.

Section 351 of the Code. In rendering these opinions, counsel will require and rely upon representations contained in letters and certificates to be received from Express Scripts and Medco. If the letters or certificates are incorrect, the conclusions reached in the tax opinions could be jeopardized. In addition, the opinions will be subject to certain qualifications and limitations as set forth in the opinions. Neither Express Scripts nor Medco intends to waive this opinion condition to its obligation to consummate the merger. If either Express Scripts or Medco waives this opinion condition after the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC, and the change in tax consequences is material, Express Scripts and Medco will recirculate an updated version of this proxy statement/prospectus and resolicit proxies from their respective stockholders.

None of the tax opinions given in connection with the mergers will be binding on the IRS. Neither Express Scripts nor Medco will request any ruling from the IRS as to the U.S. federal income tax consequences of the mergers. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the mergers could be adversely affected.

Subject to the qualifications set forth herein, to the extent that this discussion states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of the Medco merger and the Express Scripts merger to Express Scripts stockholders, it constitutes the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, and to the extent that this discussion states legal conclusions under U.S. federal income tax law as to the consequences of the Express Scripts merger and the Medco merger to Medco stockholders, it constitutes the opinion of Sullivan & Cromwell LLP.

Tax Consequences to Medco Stockholders

Subject to the discussion below regarding Section 304 of the Code, a U.S. holder of Medco common stock generally will recognize gain, but not loss, on the exchange of Medco common stock for New Express Scripts common stock and cash (excluding any cash received in lieu of fractional shares) equal to the lesser of:

•	the excess of (i) the sum of the fair market value of New Express Scripts common stock received and the amount of cash received in the Medco merger over (ii) the U.S. holder’s tax basis in the Medco common stock surrendered in the Medco merger, and

•	the amount of cash received by such U.S. holder in the Medco merger.

For this purpose, a U.S. holder must calculate gain or loss separately for each identifiable block of shares of Medco common stock that is surrendered in the exchange, and the U.S. holder may not offset a loss recognized on one block of the shares against gain recognized on another block of the shares. Subject to the discussion below regarding Section 304 of the Code, any gain recognized by such U.S. holder will generally be treated as capital gain and will be long-term capital gain if the holding period for shares of the Medco common stock that are surrendered in the exchange is more than one year as of the effective time of the Medco merger. The aggregate tax basis of the New Express Scripts common stock received by a U.S. holder (including fractional shares deemed received and redeemed as described below) will be the same as the aggregate tax basis of the shares of Medco common stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain recognized. A U.S. holder’s holding period for the New Express Scripts common stock received in the Medco merger will include the holding period of the shares of Medco common stock surrendered in exchange therefor.

Cash received in lieu of fractional shares.  A U.S. holder that receives cash in lieu of a fractional share of New Express Scripts common stock in the Medco merger will generally be treated as having received such fractional share and then as having received such cash in redemption of such fractional share interest. A U.S. holder generally will recognize gain or loss measured by the difference between the amount of cash received and the portion of the basis of the shares of New Express Scripts common stock allocable to such fractional interest. Such gain or loss generally will constitute capital gain or loss and will be long-term capital

Exhibit 5.1
DRAFT
____, 2011
Aristotle Holding, Inc.
One Express Way
St. Louis, Missouri 63121

Re:	Proxy statement and prospectus for Aristotle Holding, Inc.
Ladies and Gentlemen:
     We have acted as special counsel to Aristotle Holding, Inc., a Delaware corporation (the “Company”), in connection with the preparation of a registration statement on Form S-4 (as the same may be amended and together with all exhibits thereto, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement provides for the registration by the Company of up to 895,701,365 shares (the “Shares”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), upon the consummation of the merger (the “Mergers”) of (i) Express Scripts, Inc., a Delaware corporation (“Express Scripts”), with and into Aristotle Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Aristotle Merger Sub”), and (ii) Medco Health Solutions, Inc., a Delaware corporation (“Medco”), with and into Plato Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Plato Merger Sub”), in each case, pursuant to that certain Agreement and Plan of Merger, dated as of July 20, 2011, by and among the Company, Express Scripts, Medco, Aristotle Merger Sub and Plato Merger Sub (the “Merger Agreement”).
     This opinion is being furnished in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.
     In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of:
     (i) the Registration Statement;
     (ii) the Merger Agreement;
     (iii) a certificate from the Secretary of State of the State of Delaware, dated the date hereof, as to the existence and good standing of the Company in the State of Delaware;

Aristotle Holding, Inc.	DRAFT
October __, 2011

     (iv) the Amended and Restated Certificate of Incorporation of the Company, as amended to the date hereof and currently in effect (the “Certificate of Incorporation”), certified by the Secretary of State of the State of Delaware;
     (v) the Amended and Restated Bylaws of the Company, as amended to the date hereof and currently in effect, as certified by Keith J. Ebling, the Executive Vice President, General Counsel and Secretary of the Company; and
     (vi) certain resolutions adopted by the Board of Directors of the Company, relating to the issuance of the Shares and related matters, as certified by Keith J. Ebling, Executive Vice President, General Counsel and Secretary of the Company.
     We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.
     In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto, other than the Company, had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinion expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company and others.
     Members of our firm are admitted to the bar in the State of New York, and we do not express any opinion with respect to the law of any jurisdiction other than Delaware corporate law (including, to the extent applicable, the Delaware constitution and judicial decisions) and we do not express any opinion as to the effect of any other laws on the opinions herein stated.
     Based upon and subject to the foregoing, and subject to the limitations, qualifications, exceptions and assumptions set forth herein, we are of the opinion that the issuance of Shares has been duly authorized and when (i) the Registration Statement becomes effective under the Securities Act; (ii) the Mergers are consummated in

Aristotle Holding, Inc.	DRAFT
October __, 2011

accordance with the Merger Agreement, and (iii) the Shares have been issued and delivered in accordance with the terms of the Merger Agreement, the Shares will be validly issued, fully paid and nonassessable.
     We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also hereby consent to the reference to our firm under the heading “Legal Matters” in the prospectus which forms a part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Exhibit 8.1
DRAFT
[•], 2011
Medco Health Solutions, Inc.,
100 Parsons Pond Drive,
Franklin Lakes, New Jersey 07417.
Ladies and Gentlemen:
          We are acting as counsel to Medco Health Solutions, Inc., a Delaware corporation (“Medco”), in connection with the registration statement filed by Aristotle Holding, Inc., a Delaware corporation (“Parent”), on Form S-4 (File No. 333-177187) (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of up to 895,701,365 common shares, par value US$0.01 per share of Parent issuable (i) to the holders of common stock, par value US$0.01 per share, of Express Scripts, Inc., a Delaware corporation (“Express Scripts”), in a proposed merger of Aristotle Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent, with and into Express Scripts (the “Express Scripts Merger”) and (ii) to the holders of common stock, par value US$0.01 per share, of Medco in a proposed merger of Plato Merger Sub, a Delaware corporation and a wholly owned subsidiary of Parent, with and into Medco (the “Medco Merger” and, together with the Express Scripts Merger, the “Mergers”).
          For purposes of this opinion, we have examined and relied upon the Registration Statement; a copy of the Agreement and Plan of Merger, dated July 20, 2011, as annexed to the joint proxy statement/prospectus forming a part of the Registration Statement (the “Agreement”); the letters to us from Parent, Express Scripts and Medco dated [•], 2011 (the “Letters”), which we assume are and will continue to be correct without regard to any qualification as to knowledge, intention or belief; and any other documents as we have deemed necessary or appropriate, and we have assumed with your consent the following:
     (1) the representations contained in the Registration Statement; the Agreement, the Letters and any other documents we reviewed will be true, correct and complete as of the effective time of the Mergers;

Medco Health Solutions, Inc.
     (2) any and all obligations imposed by the Registration Statement, the Agreement and any other documents we reviewed have been or will be performed or satisfied in accordance with their terms; and
     (3) the Mergers, each at their respective effective times, will be consummated pursuant to and in accordance with the terms of the Agreement and in the manner described in the Registration Statement.
          Based upon the foregoing and our consideration of any other matters of fact or law as we have deemed necessary or appropriate, the discussion in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences”, to the extent that the discussion states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of the Mergers to holders of Medco common stock, constitutes our opinion under presently applicable U.S. federal income tax law.
          This opinion is limited to and based on the United States federal income tax law. We do not purport to express any opinion as to any other consequences (including any applicable state, local or foreign tax consequences) or the effectiveness of the Mergers.
          We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the heading “Material U.S. Federal Income Tax Consequences” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.
Very truly yours,

Exhibit 8.2
DRAFT
October __, 2011
Aristotle Holding, Inc.
One Express Way
St. Louis, Missouri 63121

Re:	Proxy statement and prospectus for Aristotle Holding, Inc.
Ladies and Gentlemen:
     We are acting as counsel to Aristotle Holding, Inc., a Delaware corporation (“Parent”), in connection with the registration statement filed by Parent on Form S-4 (File No. 333-177187) (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the registration of up to 895,701,365 common shares, par value US$0.01 per share of Parent (“Shares”) issuable (i) to the holders of common stock, par value US$0.01 per share, of Express Scripts, Inc., a Delaware corporation (“Express Scripts”), in a proposed merger of Aristotle Merger Sub, a Delaware corporation and a wholly-owned subsidiary of Parent, with and into Express Scripts (the “Express Scripts Merger”) and (ii) to the holders of common stock, par value US$0.01 per share, of Medco Health Solutions, Inc., a Delaware corporation (“Medco”) in a proposed merger of Plato Merger Sub, a Delware corporation and a wholly owned subsidiary of Parent, with and into Medco (the “Medco Merger”).
     In connection with this opinion, we have examined such documents as we have deemed appropriate, including (1) a copy of the Registration Statement, and (2) a copy the Agreement and Plan of Merger, dated July 20, 2011, as annexed to the joint proxy statement/prospectus forming a part of the Registration Statement (the “Merger Agreement”) and (3) and such other documents as we have deemed necessary or appropriate to enable us to render the opinion below. In addition, we have relied upon statements and representations of the officers and other representatives of Express Scripts and Medco and others, and we have assumed that such statements and representations are and will continue to be correct without regard to any qualification as to knowledge or belief.
     Capitalized terms not defined herein have the meanings ascribed to them in the Registration Statement.
     For purposes of our opinion, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to

DRAFT
Aristotle Holding, Inc.
October __, 2011

us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified, conformed, or photostatic copies, and the authenticity of the originals of such latter documents. In making our examination of documents executed, or to be executed, we have assumed that such parties had, or will have, the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties of such documents and that such documents constitute, or will constitute, valid and binding obligations of such parties.
     In rendering our opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, pertinent judicial authorities, published opinions and administrative pronouncements of the Internal Revenue Service and other applicable authorities, and income tax treaties to which the United States is a party, all as in effect and available on the date of the Registration Statement and all of which are subject to change or differing interpretations, possibly with retroactive effect. A change in any of the authorities upon which our advice is based could affect our conclusions herein. There can be no assurance, moreover, that our opinion will be accepted by the Service or, if challenged, by a court. In addition, any material changes to the documents referred to above could affect our conclusions herein.
     Based upon the foregoing and subject to the limitations, qualifications, and exceptions set forth in the Registration Statement, the discussion under the heading “Material U.S. Federal Income Tax Consequences”, to the extent that the discussion states legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences to Express Scripts stockholders of the Express Scripts Merger, taken together with the Medco Merger, constitutes our opinion.
     Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the transaction described in the Registration Statement, any transaction related thereto, or of ownership of the shares of Parent.
     This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue.
     We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the heading “Material U.S. Federal Income Tax Consequences” in the Registration

DRAFT
Aristotle Holding, Inc.
October __, 2011

Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.
Very truly yours,